CERTIFICATE OF QUALIFIED PERSON

To Accompany the report entitled: **Technical Report for the Platosa Polymetallic (Silver, Lead and Zinc) Mine, Mexico, June 17, 2021.**

I, Paul Keller, do hereby certify that:

1) I am the Chief Operating Officer for Excellon Resources Inc., whose main office is located at 10 King Street East, Suite 200, Toronto, Ontario, M5C 1C3;
2) I am a graduate of Laurentian University in 1983, I obtained a Batchelor of Mining Engineering degree. I have practiced my profession continuously since May 1983. I have extensive experience in the management, operations, design, environmental, permitting of mines that includes experience gained at Rio Algom's Elliot Lake uranium mine, Hemlo Gold Mines' David Bell and Williams mines, Crowflight Minerals, DMC Mining Services, Trevali Mining Corp. and Excellon Resources;
3) I am a professional Engineer registered with the Ontario Society of Professional Engineers, member number 90101775;
4) I have personally inspected the subject project in January 2021;
5) I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;
6) I am employed by the issuer, Excellon Resources Inc., and therefore am not independent of the issuer as defined in Section 1.5 of National Instrument 43-101;
7) I am the co-author of this report and responsible for sections 12, 14, 15, 16, 17, 18, 19, 20 and 21 and accept professional responsibility for those sections of this technical report;
8) I have been Chief Operating Officer of Excellon Resources since September 2020 and prior to being employed at Excellon Resources Inc., I had no involvement with the subject property;
9) I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;
10) As an employee I have an interest in the Platosa Polymetallic Mine and Excellon Resources Inc.; and
11) That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

["Original signed and sealed"]

Toronto, Ontario
June 17, 2021

Paul Keller, PEng
Chief Operating Officer, Excellon Resources Inc.